
July 18, 2018

Christopher Ferguson
Chief Executive Officer
Xspand Products Lab, Inc.
909 New Brunswick Avenue
Phillipsburg, NJ 08865

      Re: Xspand Products Lab, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed July 6, 2018
           File No. 001-38448

Dear Mr. Ferguson:

     We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1.   We note that it appears that the approval of the Acquisition Stock Issuance is intended to facilitate your acquisition of Edison Nation Holdings, LLC. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. Please revise the preliminary information statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to this transaction. Refer to Note A of Schedule 14A which applies to you through Item 1 of Schedule 14C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at 202-551-3680 or Anne Parker at 202-551-3611 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure